Charles J. Bair

+1 858 550 6142

cbair@cooley.com

March 21, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Turning Point Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted February 14, 2019 CIK No. 0001595893

Dear Ms. Aldave:

On behalf of Turning Point Therapeutics, Inc. (“Turning Point” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 13, 2019 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Repotrectinib, page 3

1.	Please disclose here the adverse events for the Phase 1 portion of TRIDENT-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 4 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 6

2.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

March 21, 2019

Page Two

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Risk Factors

Our amended and restated certificate of incorporation, page 61

3.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 62, 63 and 178 of the Registration Statement.

Use of Proceeds, page 70

4.

We note your disclosure that you intend to use net proceeds to fund portion of the costs for the ongoing clinical development of TRIDENT-1, and the development of your preclinical candidates, including TPX-0046 and TPX-0022 and your next-generation ALK inhibitor candidate once selected. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72 of the Registration Statement to provide investors with an estimate regarding how far in development it expects to reach in each of the listed clinical trials with the net proceeds of the offering, as well as to better inform investors regarding the uncertainty regarding predicting clinical trial costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Determination of the Fair Value of Common Stock, page 85

5.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering range is available.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

March 21, 2019

Page Three

Business Overview, page 90

6.

We note your disclosure on page 91 that “[t]hree Grade 5 TEAEs have occurred, with two determined to not be related to treatment.” Please disclose the facts and circumstances of all three Grade 5 TEAEs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Registration Statement.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-4

7.

Please file as exhibits the various agreements you have with your executive officers, as disclosed on pages 146 and 147, or tell us why you believe you are not required to file them. Please refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed copies of the various agreements with its executive officers as Exhibits 10.7, 10.8 and 10.9 to the Registration Statement.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Karen E. Anderson of Cooley LLP at (858) 550-6088 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair Cooley LLP

cc:	Athena Countouriotis, M.D., Turning Point Therapeutics, Inc. Karen E. Anderson, Cooley LLP Asa M. Henin, Cooley LLP Bruce K. Dallas, Davis Polk & Wardwell LLP Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com